Exhibit 99.1

Spreadtrum Communications, Inc.

(Incorporated in the Cayman Islands with limited liability)

Notice of Annual General Meeting

Notice is hereby given that an annual general meeting (the “AGM”) of Spreadtrum Communications, Inc. (the “Company”) will be held at Room 2201, at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on July 26, 2013 at 10:00 a.m. Beijing Standard Time for the following purposes:

1.	To receive and consider the audited financial statements of the Company and the reports of the directors and auditors as of and for the year ended December 31, 2012.

2.	To consider and, if thought fit, pass, ratify, approve and confirm the resolutions as set forth below:

PROPOSAL 1: Election of directors

Background: Upon the recommendation of the Nominating Committee (the “Nominating Committee”) of the Board of Directors of the Company (the “Board”), the Board has nominated each of Datong Chen and Scott Sandell to be re-elected as a director to continue serving on the Board. Each of Datong Chen and Scott Sandell is an Independent Director (as such term is defined under Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

Proposed Ordinary Resolutions:,

That Datong Chen, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of the AGM, which is the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.

That Scott Sandell, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of the AGM, which is the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.

PROPOSAL 2: selection of independent registered public accounting firm

Proposed Ordinary Resolution:,

That PricewaterhouseCoopers Zhong Tian CPAs Limited Company be retained as the Company’s independent auditor for the fiscal year ending December 31, 2013.

Only members of record at the close of business on June 14, 2013 (US Eastern time) who hold shares of the Company will be entitled to vote at the AGM or any adjournment or postponement thereof.

BOARD OF DIRECTORS OF

SPREADTRUM COMMUNICATIONS, INC.

June 20, 2013

Place of business:

c/o Spreadtrum Communications (Shanghai) Co., Ltd.

Spreadtrum Center,

Building No. 1, Lane 2288

Zuchongzhi Road, Zhangjiang

Shanghai 201203

People's Republic of China

*A proxy has been included with this Notice.

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NOTES

1	A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company. Nevertheless, the proxy shall bring a photo identification and a POA (Power of Attorney) issued by, in the case of a natural person shareholder, such shareholder or, in the case of an entity shareholder, the duly authorized officer, director or attorney acting on behalf of such entity shareholder, when attending and voting in the shareholder’s stead in the AGM.

2	A proxy for use at the AGM is enclosed. Regardless of whether you plan to attend the AGM in person, you are strongly advised to complete and sign the enclosed proxy in accordance with the instructions included therein and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Spreadtrum Communications (Shanghai) Co., Ltd. at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, in each case marked for the attention of the Chief Financial Officer no later than July 20, 2013. Returning the completed proxy will not preclude you from attending the AGM and voting in person if you so wish.

3	If two or more persons are joint holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares.

4	Shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue in person or by proxy and entitled to vote on the resolutions will constitute quorum at the AGM.

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Exhibit 99.1

Spreadtrum Communications, Inc.

(the "Company")

PROXY FOR MEMBERS

The Proxy must be signed, completed, and received by the Company by July 20, 2013 at the address and in the manner as set forth on item (6) of the instruction Notes attached.

I/We _____________________________________________________________________________________________________________________
Please Print Name(s)
of _______________________________________________________________________________________________________________________
Please Print Address(es)

being the registered shareholder(s) of the Company with ______________________ shares respectively hereby appoint

________________________________ of ___________________________________________

or failing him/her

________________________________ of ___________________________________________

or failing him/her the duly appointed Chairman of the annual general meeting of the Company (the “AGM”), with full power of substitution, as my/our proxy to vote for me/us and on my/our behalf at the AGM to be held on July 26, 2013 at 10:00 a.m. Beijing Standard Time at Room 2201, at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China and at any adjournment of the AGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Ordinary Resolutions	For	Against	Abstain
1. RESOLVED AS AN ORDINARY RESOLUTION that Datong Chen, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of the AGM, which is the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.
2. RESOLVED AS AN ORDINARY RESOLUTION that Scott Sandell, currently a Class III Director of the Company, be re-elected for a full term of three years effective from the date of the AGM, which is the date of expiry of his current directorship as a Class III Director of the Company, in accordance with Article 77(b) of the Articles of Association of the Company.
3. RESOLVED AS AN ORDINARY RESOLUTION that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be retained as the Company’s independent auditor for the fiscal year ending December 31, 2013.

Please tick or mark with an “X” in the spaces above to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM and at any adjournment of the AGM.

Dated: __________ day of ___________ 2013

Shareholder Signature: _______________________________

Name: ____________________________________________

Co-Shareholder Signature (if applicable):______________________

Name: _____________________________________________

Names of all other joint holders (if applicable):

__________________________________________________

__________________________________________________

_________________________________________________

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NOTES

1	Completion of full name(s) and address(es) shall be inserted in BLOCK CAPITAL LETTERS.

2	Please insert the number of shares registered in your name(s); if no number is inserted, this proxy will be deemed to relate to all the shares registered in your name(s).

3	A proxy need not be a shareholder of the Company. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the duly appointed Chairman of the AGM will be appointed as your proxy.

4	If this proxy is returned duly signed but without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

5	This proxy is for use by shareholders only. If the appointor is a corporate entity this proxy must either be under its seal or under the hand of an officer or attorney duly authorized for that purpose.

6	To be valid, this proxy must be signed, completed, delivered and received (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) by July 20, 2013 at the offices of Spreadtrum Communications (Shanghai) Co., Ltd. at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, in each case marked for the attention of the Chief Financial Officer.

7	Any alterations made to this proxy must be initialled by the person who signs it.

8	The completion and return of this proxy will not prevent you from attending the AGM and voting in person should you so wish.

9	This proxy must be signed by the person(s) registered in the Company’s register of members as of the close of business on June 14, 2013 (US Eastern time), the record date. In the case of joint holders:

9.1	the senior holder should sign the form, but the names of all other joint holders should be stated on the proxy; and

9.2	the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which the holders’ names stand in the Company’s register of shareholders in respect of the relevant shares.

10	A proxy may vote on a poll.

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